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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    -----------


                                  SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d 1(a) AND
                   AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                        Mariner Post-Acute Network, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                          (Title of class of securities)


                                    698940103

--------------------------------------------------------------------------------
                                  (CUSIP number)


                             Audrey A. Rohan, Esq.
                        O'Sullivan Graev & Karabell, LLP

                        30 Rockefeller Plaza, 24th Floor

                            New York, New York 10112

                                 (212) 408-2400

--------------------------------------------------------------------------------
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)


                                January 14, 2000

--------------------------------------------------------------------------------
              (Date of event which required filing of this statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box .

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.

                              (Page 1 of 14 Pages)

                                  SCHEDULE 13D

Issuer: Mariner Post-Acute Network, Inc.               CUSIP Number:  698940103
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          ----------------------------------------------------------------------
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Chase Equity Associates, LLC (IRS Number 13-3371826)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)

                                                                       (b)  X
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUND*

                      WC

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(D) OR 2(E)                                                     [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
                  7       SOLE VOTING POWER

NUMBER OF                       0
SHARES
BENEFICIALLY    ---------------------------------------------------------------
OWNED BY EACH     8       SHARED VOTING POWER
REPORTING
PERSON WITH                     0

                ---------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER
                                0
                ---------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                 0
               -----------------------------------------------------------------
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------


                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              (Page 2 of 14 Pages)

                                  SCHEDULE 13D

Issuer: Mariner Post-Acute Network, Inc.               CUSIP Number:  698940103
--------------------------------------------------------------------------------



                       This Amendment No. 1 relates to the Statement on Schedule 13D dated November 12, 1997 and filed with the Securities and Exchange Commission on behalf of Chase Equity Associates, LLC, a Delaware limited liability company (formerly Chase Equity Associates, LP), which is hereby amended and restated in its entirety to reflect the disposition of all of the Issuer's Common Stock by the Reporting Person as follows:

      Item 1.     Security and Issuer.

                  The name of the issuer is Mariner Post-Acute Network, Inc., a Delaware corporation (formerly Paragon Health Network, Inc., the "Company" or the "Issuer"). The address of the Issuer's principal executive offices is One Ravinia Drive, Suite 1500, Atlanta, Georgia 30346. This statement relates to the Issuer's Common Stock, $.01 par value per share (the "Common Stock").

      Item 2.     Identity and Background.

                  This statement is being filed by Chase Equity Associates, LLC, a Delaware limited liability company, formerly Chase Equity Associates, L.P. (hereinafter referred to as "CEA"), whose principal office is located at c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  CEA is engaged in the venture capital and leveraged buyout business. The sole member of CEA is CCP-CMC Consolidating, LLC, a Delaware limited liability company (hereinafter referred to as "CCP-CMC"). The managing member of CCP-CMC is Chase Capital Partners, a New York general partnership (hereinafter referred to as "CCP"). Pursuant to a master advisory agreement, CCP-CMC has delegated its management authority of CEA to CCP. CCP is also engaged in the venture capital and leveraged buyout business. CCP-CMC's and CCP's principal office is located at the same address as CEA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except for Messrs. Britts, Meggs, Soghikian, Stuart and Yu-Seng) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

      Ana Carolina Aidar
      John R. Baron
      Christopher C. Behrens
      Mitchell J. Blutt, M.D.
      David S. Britts
      Arnold L. Chavkin
      David Gilbert
      Eric Green
      Michael R. Hannon
      Donald J. Hofmann
      Jonathan Meggs
      Stephen P. Murray
      John M.B. O'Connor

                              (Page 3 of 14 Pages)

                                  SCHEDULE 13D

Issuer: Mariner Post-Acute Network, Inc.               CUSIP Number:  698940103
--------------------------------------------------------------------------------
      Brian J. Richmand
      Robert Ruggiero
      Susan Segal
      Shahan D. Soghikian
      Lindsay Stuart
      Jeffrey C. Walker
      Timothy Walsh
      Rick Waters
      Damion E. Wicker, M.D.
      Ting Yu-Seng

                  Messrs. Britts' and Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111. Messrs. Meggs' and Stuart's address is c/o Chase Capital Partners, 125 London Wall, Level 13, London, England EC2Y5AJ. Mr. Yu-Seng's address is c/o Chase Asia Equity Partners, Suite 003, 30th Floor, 1 International Finance Center, 1 Harbor View Street, Hong Kong.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation (hereinafter referred to as "Chase Capital"), CCP Principals, L.P., a Delaware limited partnership (hereinafter referred to as "Principals") and CCP European Principals, L.P., a Delaware limited partnership (hereinafter referred to as "European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partner of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation (hereinafter referred to as "Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

                  To CEA's knowledge, the response to Items 2(d) and (e) of
      Schedule 13D is negative with respect to CEA and all persons to whom information is required hereunder by virtue of CEA's response to Item 2.

                  Insofar as the requirements of Items 3-6 inclusive of this
      Schedule 13D Statement require that, in addition to CEA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principal's controlling partners, European Principals and European Principal's controlling partners, Chase and Chase's executive officers and directors, the information provided in Items

                              (Page 4 of 14 Pages)

                                  SCHEDULE 13D

Issuer: Mariner Post-Acute Network, Inc.               CUSIP Number:  698940103
--------------------------------------------------------------------------------

     3-6 with respect to CEA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Act might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock disposed of by CEA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock disposed of by CEA or a member of a group together with CEA either for the purpose of
     Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

      Item 3.     Source and Amount of Funds or Other Considerations

      Transactions Involving the Issuer.

                  Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of September 17, 1997, entered into by Apollo LCA Acquisition Corp., a Delaware corporation ("Acquisition Corp."), Apollo Management, L.P., a Delaware limited partnership ("Apollo Management"), and Living Centers of America, Inc. ("LCA"), a Delaware the Issuer coporation (the "Recapitalization Agreement"), LCA was recapitalized as the Issuer (at the time named Paragon Health Network, Inc., which was later renamed Mariner Post-Acute Network, Inc.) and each share of Acquisition Corp. common stock outstanding was converted into the right to receive one share of Common Stock of the Issuer. The merger effecting the recapitalization became effective on November 4, 1997.

                  Pursuant to a Stock Purchase Agreement, dated as of September 17, 1997 (the "Stock Purchase Agreement"), entered into by Acquisition Corp., CEA and Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), Apollo U.K. Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("UK Partners"), Apollo Overseas Partners III, L.P., a Delaware limited partnership ("Overseas Partners" and together with Fund III and UK Partners, the "Apollo Purchasers") and the other parties named thereto (the Apollo Purchasers, CEA and the other parties thereto are collectively referred to as the "Purchasers") purchased shares of common stock of Acquisition Corp. for the sum of $40.50 per share, in cash. Pursuant to the Stock Purchase Agreement, CEA acquired beneficial ownership of 2,000,001 shares of the Issuer's Common Stock (after giving effect to a 3-for-1 stock split effective December 30, 1997).

                  In connection with the Stock Purchase Agreement, Apollo Management and the Purchasers entered into the Proxy and Voting Agreement, dated as of November 4, 1997 (the "Proxy and Voting Agreement"), by which, among other things: (i) Apollo Management was granted an irrevocable proxy, with full power of substitution, as attorneys and proxies to vote all shares acquired by the Purchasers on matters as to which the Purchasers are entitled to vote at a meeting of the stockholders of the Issuer or to which they are entitled to express consent or dissent to corporate action in writing without a meeting, in Apollo Management's absolute, sole and binding discretion for a period of three years, and
      (ii) the Purchasers agreed not to transfer their interest in the Issuer unless Apollo Management is given notice five business days in advance of the transfer, and the transferee becomes a party to the Proxy and Voting Agreement.

                  The Apollo Purchasers and CEA entered into a Warrant Purchase Agreement, dated as of September 17, 1997 (the " Warrant Purchase Agreement"), and on November 4, 1997, the Apollo Purchasers granted to CEA a warrant (the "Warrant") evidencing the right to

                              (Page 5 of 14 Pages)

                                  SCHEDULE 13D

Issuer: Mariner Post-Acute Network, Inc.               CUSIP Number:  698940103
--------------------------------------------------------------------------------

      purchase a total of 592,593 shares of the Issuer's Common Stock (after giving effect to a 3-for-1 stock split effective December 30, 1997) at a price of $0.00033 per share. On December 20, 1999, CEA exercised the Warrant and, as a result, the Apollo Purchasers transferred 592,593 shares of the Issuer's Common Stock to CEA. In connection therewith, CEA transferred 2,821 shares of the Issuer's Common Stock to the Apollo Purchasers in payment of the Warrant exercise price. As a result thereof, CEA became the beneficial owner of 2,589,773 shares of the Issuer's Common Stock.

                  Pursuant to a Transfer Agreement and a Put Option Agreement, in each case, dated as of January 14, 2000 (collectively, the "Transfer Agreements"), CEA in a private transaction sold 2,589,773 shares of the Issuer's Common Stock held by CEA (the "Sale") to Credit Suisse First Boston Management Corporation (hereinafter referred to as "CSFBMC"), a privately held affiliate of Credit Suisse First Boston, a Swiss bank (hereinafter referred to as "CSFB"), for consideration consisting of an aggregate of (i) $376,010, (ii) 15,040 shares of 9.75% Redeemable Preferred Stock, par value $1.00 per share (the "Preferred Stock") of CSFBMC and (iii) a "put option" granted to CEA of the Preferred Stock of CSFBMC requiring the New York branch of CSFB to purchase the Preferred Stock held by CEA under certain circumstances. After giving effect to the Sale, CEA will not be the record owner of any shares of the Issuer's Common Stock.

                  All reference to, and summaries of, the Recapitalization Agreement, the Stock Purchase Agreement, the Proxy and Voting Agreement, the Warrant Purchase Agreement and the Transfer Agreements in this Amendment No. 1 to Schedule 13D are qualified in their entirety by reference to such agreements, the full texts of which are filed as Exhibits 1, 2, 3, 4 and 5 hereto, respectively, and are incorporated herein by this reference.

      Source of Funds.

                  The funds provided by CEA for the original purchase of the Issuer's Common Stock were obtained from CEA's contributed capital, which included funds that are held available for such purpose. CEA disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its disposition of the Issuer's Common Stock.

      Item 4.     Purpose of the Transactions.

                  The disposition of the Issuer's Common Stock has been made by CEA for investment purposes.

                  The Purchasers and the Issuer entered into a Stockholders Agreement, dated as of November 4, 1997, amended April 13, 1998 (the "Stockholders Agreement"), which, among other things: (i) provides that Apollo Management, and each person who controls or is controlled by Apollo Management has the right to nominate certain nominees to the board of directors of the Issuer; (ii) contains certain "standstill" provisions limiting the Purchasers' ability to purchase additional shares of Common Stock of the Issuer; (iii) contains "drag-along" rights which require the Purchasers to transfer all shares of Common Stock in connection and together with the sale of all of the shares then owned by the Apollo Purchasers in certain transactions; and (iv) contains "tag-along" rights which require that if any of the Apollo Purchasers enter into an agreement to sell their shares of the Issuer's Common Stock to a third party other than an affiliate of the Apollo Purchasers, the Apollo Purchaser shall first provide

                              (Page 6 of 14 Pages)

                                  SCHEDULE 13D

Issuer: Mariner Post-Acute Network, Inc.               CUSIP Number:  698940103
--------------------------------------------------------------------------------


      the Issuer and each other Purchaser written notice of the proposed transaction so that any other Purchasers may exercise their "co-sale" rights, thus being permitted to sell a portion of their Common Stock of the Issuer on the same terms as the Apollo Purchasers.

                  The Purchasers and the Issuer also entered into a Registration Rights Agreement, dated as of November 4, 1997 (the "Registration Rights Agreement"), which, among other things, entitles the Purchasers to (i) require the Issuer to register under the Securities Act of 1933 the shares of Common Stock that were acquired by the Purchasers in connection with the Recapitalization Agreement (the "Registrable Shares") and (ii) subject to certain exceptions, require the Issuer to include the Registrable Shares in any registration of equity securities of the Issuer under the Securities Act of 1933.

                  Pursuant to a Termination of Amended and Restated Stockholders Agreement and Proxy and Voting Agreement, dated as of December 20, 1999 and executed by all of the parties thereto on or before January 5, 2000 (the "Termination Agreement") by and among the Issuer, CEA and the other parties thereto (collectively, the "Terminating Parties"), the Terminating Parties (i) terminated the Voting Agreement and, thus, the Proxy and (ii) terminated the Stockholders Agreement. Accordingly, Apollo Management is no longer entitled to direct the voting of CEA's shares of the Issuer's Common Stock.

                  All reference to, and summaries of, the Stockholders Agreement, the Registration Rights Agreement and the Termination Agreement in this Amendment No. 1 to Schedule 13D are qualified in their entirety by reference to such agreements, the full texts of which are filed as Exhibits 5, 6, 7 and 8 hereto, respectively, and are incorporated herein by this reference.

                  Although CEA has no present intention to do so, CEA may make additional purchases of the Issuer's Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments.

                  Except as set forth in this Item 4, CEA has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CEA reserves the right to propose or participate in future transactions which may result in a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the New York Stock Exchange or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

      Item 5.     Interest in Securities of the Issuer.
      -------     ------------------------------------

                  (a) and (b).

                  As of January 14, 2000, CEA does not have any beneficial ownership in the Common Stock of the Issuer.

                              (Page 7 of 14 Pages)

                                  SCHEDULE 13D

Issuer: Mariner Post-Acute Network, Inc.               CUSIP Number:  698940103
--------------------------------------------------------------------------------


                  Except as reported in Items 3-6 herein and incorporated herein by reference, there have been no transactions in the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CEA has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock disposed of by CEA.

                  (c) The responses to Items 3 and 4 of this Statement are incorporated herein by reference.

                  (d)  Not applicable.

                  (e)  Not applicable.

      Item 6.     Contracts, Arrangements, Understandings or Relationships

                  Reference is made to the information disclosed under Items 2, 3 and 4 of this Statement, which is incorporated by reference in response to this Item.

                  Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                              (Page 8 of 14 Pages)

                                  SCHEDULE 13D

Issuer: Mariner Post-Acute Network, Inc.               CUSIP Number:  698940103
--------------------------------------------------------------------------------


      Item 7.     Material to be Filed as Exhibits

                  (1)   *Recapitalization Agreement
                  (2)   *Stock Purchase Agreement
                  (3)   *Proxy and Voting Agreement
                  (4)   *Warrant Purchase Agreement
                  (5)    Transfer Agreements
                  (6)   *Stockholders Agreement
                  (7)   *Registration Rights Agreement
                  (8)    Termination Agreement


      *Filed previously.



      SCHEDULE A

                  Item 2 information for executive officers and directors of Chase Capital Corporation.

      SCHEDULE B

                  Item 2 information for executive officers and directors of The Chase Manhattan Corporation.

                              (Page 9 of 14 Pages)

                                  SCHEDULE 13D

Issuer: Mariner Post-Acute Network, Inc.               CUSIP Number:  698940103
--------------------------------------------------------------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CHASE EQUITY ASSOCIATES, LLC

                                      By:  CHASE CAPITAL PARTNERS, its Manager




                                             By:  /s/ Christopher C. Behrens
                                                ------------------------------
                                                Name:  Christopher C. Behrens
                                                Title: General Partner


Date:  January 24, 2000

                             (Page 10 of 14 Pages)

Issuer: Mariner Post-Acute Network, Inc.                CUSIP Number: 698940103
--------------------------------------------------------------------------------


                                   SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

Chairman & Chief Executive Officer          William B. Harrison, Jr.*
President                                   Jeffrey C. Walker**
Executive Vice President                    Mitchell J. Blutt, M.D.**
Vice President & Secretary                  Gregory Meridith*
Assistant Secretary                         Robert C. Carroll*
Assistant Secretary                         Anthony J. Horan*
Assistant Secretary                         Denise G. Connors*

                                    Directors

                           William B. Harrison, Jr.*
                               Jeffrey C. Walker**

_____________________

* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue,
        New York, New York 10017.
** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                              (Page 11 of 14 Pages)

Issuer: Mariner Post-Acute Network, Inc.                CUSIP Number: 698940103
--------------------------------------------------------------------------------

                                   SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                              Executive Officers*

                     Walter V. Shipley, Chairman of the Board
          William B. Harrison, Jr., President and Chief Executive Officer
                        Donald L. Boudreau, Vice Chairman
                        James B. Lee, Jr., Vice Chairman
                    Denis J. O'Leary, Executive Vice President
                         Marc J. Shapiro, Vice Chairman
                        Joseph G. Sponholz, Vice Chairman
                    John J. Farrell, Director, Human Resources
         Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel

                                  Directors**

                                Principal Occupation or Employment;
Name                            Business or Residence Address
----                            -----------------------------

Hans W. Becherer                Chairman of the Board
                                Chief Executive Officer
                                Deere & Company
                                8601 John Deere Road
                                Moline, IL 61265
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.           President and Chief Executive Officer
                                The Hearst Corporation
                                959 Eighth Avenue
                                New York, New York  10019
--------------------------------------------------------------------------------
Susan V. Berresford             President
                                The Ford Foundation
                                320 E. 43rd Street
                                New York, New York  10017
--------------------------------------------------------------------------------
M. Anthony Burns                Chairman of the Board, President and
                                  Chief Executive Officer
                                Ryder System, Inc.
                                2800 N.W. 82nd Avenue
                                Miami, Florida  33166
--------------------------------------------------------------------------------

_______________________

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a citizen of the United States of America.
** Each of the persons named below is a citizen of the United States of America.

                             (Page 12 of 14 Pages)

Issuer: Mariner Post-Acute Network, Inc.                CUSIP Number: 698940103
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
H. Laurence Fuller              Co-Chairman of the Board and
                                  Chief Executive Officer
                                Amoco Corporation
                                200 East Randolph Drive
                                Chicago, Illinois  60601
--------------------------------------------------------------------------------
William H. Gray, III            President and Chief Executive Officer
                                The College Fund/UNCF
                                9860 Willow Oaks Corporate Drive
                                P.O. Box 10444
                                Fairfax, Virginia 22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.        President and Chief Executive Officer
                                The Chase Manhattan Corporation
                                270 Park Avenue, 8th Floor
                                New York, New York 10017-2070
--------------------------------------------------------------------------------
Harold S. Hook                  Retired Chairman and Chief Executive Officer
                                American General Corporation
                                2929 Allen Parkway
                                Houston, Texas 77019
--------------------------------------------------------------------------------
Helene L. Kaplan                Of Counsel
                                Skadden, Arps, Slate, Meagher & Flom
                                919 Third Avenue - Room 29-72
                                New York, New York 10022
--------------------------------------------------------------------------------
Thomas G. Labrecque             Retired President and Chief Operating Officer
                                The Chase Manhattan Corporation
                                270 Park Avenue
                                New York, New York 10017
--------------------------------------------------------------------------------
Henry B. Schacht                Director and Senior Advisor
                                E.M. Warburg, Pincus & Co., LLC
                                466 Lexington Avenue, 10th Floor
                                New York, New York 10017
--------------------------------------------------------------------------------
Walter V. Shipley               Chairman of the Board
                                The Chase Manhattan Corporation
                                270 Park Avenue
                                New York, New York 10017
--------------------------------------------------------------------------------
Andrew C. Sigler                Retired Chairman of the Board and
                                  Chief Executive Officer
                                Champion International Corporation
                                One Champion Plaza
                                Stamford, Connecticut 06921
--------------------------------------------------------------------------------
John R. Stafford                Chairman, President and
                                  Chief Executive Officer
                                American Home Products Corporation
                                5 Giralda Farms
                                Madison, New Jersey 07940
--------------------------------------------------------------------------------

                             (Page 13 of 14 Pages)

Issuer: Mariner Post-Acute Network, Inc.                CUSIP Number: 698940103
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Marina v.N. Whitman             Professor of Business Administration
                                  and Public Policy
                                The University of Michigan
                                School of Public Policy
                                411 Lorch Hall, 611 Tappan Street
                                Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


                                (Page 14 of 14)

                                                                       EXHIBIT 5

                               TRANSFER AGREEMENT

                CREDIT SUISSE FIRST BOSTON MANAGEMENT CORPORATION

                                                    Dated as of January 14, 2000

                  CREDIT SUISSE FIRST BOSTON MANAGEMENT CORPORATION, a Delaware corporation ("CSFBM"), hereby agrees with each transferor named on the signature pages hereof (such transferors being referred to individually as a "Transferor" and collectively as the "Transferors") as follows with respect to the transfer of certain interests, rights and obligations described in Section 1.1 below:

                  1.     The Shares.

                  1.1 The Shares. Each Transferor is the owner of the number of shares of common stock, par value $0.01 per share, of Mariner Post Acute Network Inc. (the "Common Stock"), a Delaware corporation (the "Company"), set forth below its name on the signature pages hereto (all such Common Stock hereinafter referred to as the "Shares").

                  1.2 The Transferors. Each of the Transferors hereby agrees, severally and not jointly, to transfer to CSFBM all of the Shares set forth below its name on the signature pages hereto. CSFBM shall not be obligated to accept the transfer of any of the Shares unless the Transferors shall have delivered all of the Shares to be transferred hereunder.

                  2. Closing. The closing (the "Closing") of the transactions contemplated by this Transfer Agreement shall take place as follows:

                  2.1    Transfer of the Shares.

                         (a) On the basis of the representations and
warranties hereinafter set forth, each of the Transferors hereby shall, at the Closing, transfer to CSFBM, and CSFBM shall accept the transfer from each of the Transferors of, the Shares set forth below the respective names of the Transferors on the signature pages hereto, for aggregate consideration (the "Consideration") consisting of (i) $376,010 (the "Cash Consideration"); (ii) 15,040 shares of 9.75% Redeemable Preferred Stock of CSFBM, par value $1.00 per share (the "Preferred Stock"), to be issued under and entitled to the benefits of a Certificate of Designation, a copy of which has heretofore been delivered to Transferor (the "Certificate"); and (iii) a put option on the terms described in the Put Option Agreement dated as of January 14, 2000 by and between the New York Branch of Credit Suisse First Boston and the Transferors (the "Put Option"). The consideration for the Shares set forth below the name of each Transferor on the signature pages hereto is the aggregate consideration for all of the Shares transferred by each respective Transferor.

                        (b) At the Closing, in order that the Shares be transferred to CSFBM, each of the Transferors will deliver to the Company certificates representing such Transferor's Shares, appropriate stock powers and any instruments required by the terms of the Shares as necessary to effect the valid transfer of ownership of the Shares against receipt by such Transferor of its respective portion of (i) the Cash Consideration in federal (same day) funds by wire transfer to an account at a bank designated by such Transferor, (ii) certificates representing the Preferred Stock and (iii) the Put Option. The Closing will take place at the offices of Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022, at 9:00 a.m., New York time, simultaneously with the execution of this Transfer Agreement (the "Closing Date").

                  2.2 Public Disclosures. Each of the parties will take all reasonable actions necessary to keep each other party's identity confidential and will not disclose each party's identity or the substance of the transactions contemplated herein in any public announcement, governmental filing, registration or otherwise without each other party's prior written consent except to the extent required under the party's disclosure obligations under
Section 13 of the Securities Exchange Act of 1934, as amended. If such disclosure is so required, the disclosing party will give written notice to each other party describing in reasonable detail the proposed content of such disclosure and will afford each other party in good faith an opportunity to suggest modifications in the form and substance of such proposed disclosure prior to making such disclosure.

                  3. Common Representations and Warranties. CSFBM and the Transferors, severally and not jointly, represent, warrant and covenant to the other party hereto as follows:

                  3.1 Organization. CSFBM, on its behalf, represents that it is a corporation duly incorporated under the laws of the State of Delaware, and each of the Transferors, on its behalf, represents that it is a duly formed corporation or partnership under the laws of its respective jurisdiction of incorporation or formation, as the case may be, and each of CSFBM and the Transferors (i) is validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, as the case may be; (ii) has the necessary power and authority, either corporate or partnership, as the case may be, for the conduct of its business as presently conducted; and (iii) is duly qualified to transact business and is in good standing in each jurisdiction in which the nature of the business transacted or property owned or leased by it requires such qualification, except, in the case of (ii) or (iii) above, for such power and authority, either corporate or partnership, as the case may be, the absence of which, or such jurisdictions where the failure to so qualify, would not have a material adverse effect on its consolidated business, assets, results of operations or condition, financial or otherwise (a "Material Adverse Effect").

                  3.2 Authorization; Valid and Binding Agreements. Each has the requisite power and authority, either corporate or partnership, as the case may be, to enter into, execute or deliver this Transfer Agreement and the other agreements, instruments, documents and other materials to which it is a party to be entered into, executed or delivered in connection herewith (collectively, the "Implementing Agreements") and to transfer the Shares or to issue and sell the shares of Preferred Stock and to deliver the Cash Consideration, as the case may be, all as contemplated herein and to consummate the transactions contemplated hereby and thereby (collectively, the "Transactions") and to perform all of its respective obligations and undertakings hereunder and thereunder. The execution, delivery and performance of each of the Implementing Agreements has been duly authorized and each of the Implementing Agreements will constitute, upon execution and delivery, a valid and legally binding obligation of such party enforceable against it in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.

                  3.3 No Violation. Neither the execution and delivery by it of the Implementing Agreements, nor the performance of its obligations under the Implementing Agreements, nor the consummation of the Transactions, will (i) violate any provision of its constitutional documents; (ii) violate any material statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority to which it or any of its properties may be subject;

(iii) cause the acceleration of the maturity of any material debt or obligation of it; or (iv) (with or without the giving of notice or lapse of time, or both) violate, or be in conflict with, or constitute a default under, or permit the termination of, or require the prior approval or consent of (or filing with) any governmental authority or person under, or result in the creation of any lien upon any of its property under, any material agreement to which it is a party or by which it is bound.

                  3.4 Private Offering. No securities of the same class as the Shares or shares of Preferred Stock have been issued and sold by it within the six-month period immediately prior to the date hereof, except, in the case of shares of Preferred Stock, shares issued on December 20, 1999 in connection with the acquisition of Shares of the Company. Each party hereto agrees that neither it nor anyone acting on its behalf has or will offer the Shares or shares of Preferred Stock, as the case may be, so as to bring the transfer or the issuance and sale thereof, as the case may be, within the provisions of Section 5 of the Securities Act of 1933, as amended (the "Securities Act").

                  3.5 Investment Representations. Each party hereto represents that it is receiving the transfer of all of the Shares or is acquiring the shares of Preferred Stock, as the case may be, pursuant to the terms hereof for its own account. Each party hereto further represents that (i) it has authority to make the representations contained in this Article 3; (ii) it is an institutional "accredited investor" within the meaning of Rule 501 (a) (1), (2),
(3) or (7) under the Securities Act; (iii) it is acquiring all of the Shares or shares of Preferred Stock, as the case may be, to be transferred or sold to it hereunder for investment purposes and with no view or intention to offer for sale or to make distributions of any of the Shares or shares of Preferred Stock, as the case may be, in a manner which would violate federal or state securities laws; (iv) it acknowledges and understands that the Shares or shares of Preferred Stock, as the case may be, to be transferred or sold to it pursuant to this Transfer Agreement (x) will not be registered under the Securities Act or qualified under state securities laws and that no party has any obligation whatsoever to register or qualify the Shares or shares of Preferred Stock, as the case may be, now or at any time in the future, (y) are being transferred to it in reliance on its representations and warranties contained in this Section
3.5 pursuant to a transaction that is exempt from the registration requirements of the Securities Act, and (z) cannot be offered, sold or otherwise transferred except pursuant to an exemption from the registration requirements of the Securities Act or pursuant to an effective registration statement under the Securities Act; and (v) it has conducted its own investigation and/or appraisal and in connection therewith has received such financial and other information about the Company or CSFBM, as the case may be, as it has deemed necessary in connection with its execution and delivery of this Transfer Agreement and the transfer to or acquisition by it of the Shares or shares of Preferred Stock, as the case may be.

                  3.6 Other Acknowledgments. Each party represents, acknowledges and confirms as of the date of this Transfer Agreement with respect to the Transactions or when agreeing to any other matter with such party (or any affiliate thereof) that it is acquiring the Shares or shares of Preferred Stock, as the case may be, for investment purposes and not with a view to or for a resale in connection with any distribution of the shares of Preferred Stock and that it has not (i) entered into any agreement, contract, binding commitment or understanding to offer, sell, transfer or otherwise dispose of any of the shares of the Preferred Stock either currently or after the passage of a fixed or determinable period of time or upon the occurrence or non-occurrence of any predetermined event or circumstance or (ii) offered for sale or entered into any negotiations or discussions for the sale or transfer of any of such shares of

Preferred Stock.

                  3.7 Independent Parties. There is no agency or partnership between CSFBM, on the one hand, and any of the Transferors, on the other hand, and each has a valid business purpose independent of the other to enter into transactions contemplated hereby.

                  4. Additional Representations by the Transferors. Each Transferor, severally and not jointly, represents, warrants and covenants to CSFBM as to itself as follows:

                  4.1 Documentation; Title to Shares; Encumbrances. Such Transferor has provided to CSFBM copies of such documents and other material and information as has been requested by CSFBM and all such documents, materials and the information contained therein are true and correct in all material respects. Such Transferor has good and valid title to all of the Shares to be transferred by it pursuant hereto. Upon the transfer of such Shares to CSFBM in accordance with the terms hereof, such Transferor will transfer to CSFBM good and valid title to the Shares, free and clear of all liens, claims and encumbrances created by the Transferor.

                  4.2 Investment with "Plan Assets". Such Transferor is not acquiring the shares of Preferred Stock to be acquired by it hereunder directly or indirectly with "plan assets" within the meaning of Department of Labor Regulation 29 C.F.R. Section 2510.3-101.

                  5. Additional Representations by CSFBM. CSFBM hereby represents, warrants and covenants to the Transferors as follows:

                  5.1 Preferred Stock. The shares of Preferred Stock to be issued to the Transferors pursuant to this Agreement will be duly authorized, executed and delivered by CSFBM pursuant to the Certificate of Designations therefor and as filed with the Secretary of State of the State of

Delaware and when paid for through the exchange of Shares as contemplated herein, will be validly issued, fully paid and non-assessable and not subject to any pre-emptive rights and, when issued and paid for as contemplated herein, will be free and clear of all liens, claims and encumbrances created by CSFBM.

                  5.2 Documentation. CSFBM has provided to the Transferors copies of such documents and other material and information as has been requested by the Transferors and all such documents and the information contained therein are true and correct in all material respects.

                  6.   Acknowledgments; Covenants.

                  (a) The Transferors hereby acknowledge that CSFBM and its affiliates have had access to certain information (the "Information") which may be material regarding CSFBM, its financial condition, results of operations, management, projections and businesses. The Transferors acknowledge that CSFBM has offered the Information to the Transferors and that the Transferors have refused that offer and therefore agree that CSFBM shall have no obligation to disclose to the Transferors any of the Information. The Transferors further acknowledge that they have conducted their own investigation, to the extent that they have determined necessary or desirable regarding CSFBM and the transactions contemplated hereby, and that the Transferors have determined to enter into and complete this transaction based on, among other things, such investigation. In connection with the foregoing, and to the fullest extent permitted by law, the Transferors hereby waive and release any and all claims they may have against CSFBM or their affiliates and its respective officers, directors and employees by reason of such nondisclosure of the Information.

                  (b) CSFBM hereby repeats the acknowledgment appearing in (a) above, mutatis mutandis, with respect to certain information known to the Transferors, which may be material regarding the Company, its financial condition, results of operations, management, projections and business.

                  (c) Each of the Transferors agree to provide a release or termination letter with respect to its interest in any stockholders' or similar agreement relating to the Shares to be acquired by CSFBM hereunder.

                  7. _ Consent to Transfers; Minimum Number of Shares, Notice of Proposed Transfers. The shares of Preferred Stock issued hereunder may be transferred only with the consent of CSFBM; provided, however, that no such consent shall be required in the case of any transfer of such shares from one of the Transferors (or any of their respective affiliates) to an affiliate of such Transferor. CSFBM shall respond as promptly as reasonably practicable to any request for such consent hereunder. Any attempted transfer of shares of Preferred Stock in violation of the other terms of this Section 7 shall be null and void. In addition, any transfer of such shares issued hereunder shall involve the transfer of at least the lesser of (i) 20,000 shares of Preferred Stock and (ii) all such shares of Preferred Stock held by the particular transferor, as the case may be. As used in this Section 8, (i) the term "transfer" encompasses (x) any offer, pledge, sale, contract to sell, the sale of any option or contract to purchase, the purchase of any option or contract to sell, the grant of any option, right or warrant to purchase, transfer, or other disposition of any securities referred to herein or any securities convertible into or exercisable or exchangeable for the securities referred to herein and (y) entering into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any of the securities referred to herein (regardless of whether any transaction described in clause (x) or (y) is to be settled by the delivery of the securities referred to herein, or such other securities, in cash or otherwise) and (ii) the term "affiliate" shall have the meaning ascribed to it in Rule 144 under the Securities Act.

                  8. Expenses, Etc. All reasonable fees and expenses incurred by the Transferors and CSFBM in connection with this Transfer Agreement, the Implementing Agreements and the transactions contemplated hereby and thereby shall be paid by CSFBM. The Transferors shall provide detailed support therefor (including lawyers involved, hours billed, rates, etc.) and if it appears reasonably likely that such amount shall exceed $50,000, the Transferors must give written notice to CSFBM to this effect prior to incurring expenses in excess of such amount. The agreement of the parties in this Section 8 shall survive the payment for or transfer of any of the Shares or shares of Preferred Stock.

                  9. Counterparts. This Transfer Agreement may be executed in two or more counterparts, but all such counterparts shall constitute but one and the same instrument.

                  10. Survival of Covenants. All covenants, agreements, representations and warranties made by the parties in the Implementing Agreements shall survive indefinitely any investigation made by, or on behalf of, CSFBM, the Transferors or any person controlling any of them or acting on their behalf, and the Closing of the transactions contemplated hereby and thereby.

                  11.  Law Governing. THIS TRANSFER AGREEMENT SHALL BE
GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CHOICE OF LAW PRINCIPLES THEREOF.

                  12. Integration and Severability. The Implementing Agreements embody the entire agreement and understanding between the Transferors and CSFBM with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to the subject matter hereof. In case any one or more of the provisions contained in this Transfer Agreement or in any instrument contemplated hereby, or any application thereof, shall be invalid, illegal or unenforceable in any respect, under the laws of any jurisdiction, the validity, legality and enforceability of the remaining provisions contained herein and therein, and any other application thereof, shall not in any way be affected or impaired thereby or under the laws of any other jurisdiction.

                  13.  Binding Effect; Assignment; Third Party
Beneficiaries. This Transfer Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, assigns, heirs, executors, administrators and other legal representatives. At any time or from time to time following the Closing, CSFBM shall be permitted to assign any and all of its rights and obligations hereunder to any affiliate of CSFBM; provided, however, that, at the time of any such assignment, the overall financial condition and prospects of such affiliate shall be at least comparable to that of CSFBM; provided, further, however, that such affiliate shall assume in writing all of the obligations and duties of CSFBM hereunder), and thereafter any and all references herein to CSFBM shall refer to such affiliate. Except as set forth in the preceding sentence, no party shall assign any of its rights or delegate any of its duties under this Transfer Agreement (by operation of law or otherwise) without the prior written consent of CSFBM or holders of a majority of the shares of Preferred Stock outstanding and acquired hereunder at the time of such proposed assignment, as applicable. Any assignment of rights or delegation of duties under this Transfer Agreement by a party without the prior written consent of the other party or parties, if such consent is required hereby, shall be void.

                  If the foregoing is in accordance with your understanding, please sign and complete the enclosed copy of this letter on the signature page provided and return it to CSFBM, whereupon this letter shall then become a binding agreement in accordance with its terms.

                                                  Very truly yours,

                                                  CREDIT SUISSE FIRST BOSTON
                                                  MANAGEMENT CORPORATION

                                                  By: /s/Chung W. Chey
                                                      -----------------------
                                                        Name:  Chung W. Chey
                                                        Title: Attorney-in-fact

                        TRANSFER AGREEMENT SIGNATURE PAGE

                  The undersigned hereby agrees to transfer the Shares as set forth below and agrees to the manner of payment specified below:

TRANSFEROR: CHASE EQUITY ASSOCIATES, LLC (formerly Chase Equity
Associates, L.P.)

By CHASE CAPITAL PARTNERS,

      as Manager

By: /s/ Jeffrey Walker
    --------------------------
    Name:  Jeffrey Walker
    Title: General Partner

Address: 380 Madison Avenue
         12th Floor
         New York, NY 10017

SHARES TO BE TRANSFERRED:        1,330,513 shares (Certificate No.  PHN 0466)
                                   666,667 shares (Certificate No.  PHN 0092)
                                     6,724 shares (Certificate No.  PHN 0359)
                                    10,765 shares (Certificate No.  PHN 0360)
                                   180,109 shares (Certificate No.  PHN 0361)
                                    13,247 shares (Certificate No.  PHN 0412)
                                    21,530 shares (Certificate No.  PHN 0413)
                                   360,218 shares (Certificate No.  PHN 0414)

CONSIDERATION:

Cash Consideration:  $376,010

Shares of Preferred Stock: 15,040

MANNER OF PAYMENT: Wire Transfer

Chase Manhattan Bank
401 Madison Avenue
New York, NY 10017
ABA No.  02100021

   For the a/c of:
         Chase Equity Associates, L.P.
         A/C No: 006-070949

                              PUT OPTION AGREEMENT

      This Put Option Agreement dated as of January 14, 2000 (this "Agreement") is entered into by and between the New York Branch (the "Branch") of Credit Suisse First Boston, a banking corporation organized under the laws of Switzerland (the "Bank"), and the holder named on the signature page hereof (the "Holder").

                               W I T N E S S E T H

      WHEREAS, the Holder will acquire an aggregate of 15,040 shares (the "Shares") of 9.75% Redeemable Preferred Stock, par value $1.00 per share (the "Preferred Stock"), of Credit Suisse First Boston Management Corporation, a Delaware corporation and indirect subsidiary of the Bank ("CSFBM"), pursuant to a Transfer Agreement of even date herewith by and between the Holder and CSFBM (the "Transfer Agreement"); and

      WHEREAS, in order to induce the Holder to enter into the Transfer Agreement, the Branch will grant the Holder a put option on the terms herein described.

      NOW, THEREFORE, the parties, intending to be bound hereby agree as follows:

                                    ARTICLE I
                                   DEFINITIONS
                                   -----------

      "Business Day" shall mean any day other than a Saturday, Sunday or any day on which banking institutions are authorized to close in New York, New York.

                                   ARTICLE II
                                   PUT OPTION
                                   ----------

      Section 2.1 Grant. The Branch hereby grants to the Holder an irrevocable option (the "Put Option") to require the Branch to purchase all (but not a portion) of the Shares owned by the Holder in the circumstances and on the terms set forth below.

      Section 2.2 Exercise of Put Option. Provided that the optional redemption rights under Section 5 of the Certificate of Designation relating to the Preferred Stock have not been exercised with respect to such Shares, the Put Option shall be exercisable at any time after 9:00 a.m. New York time on January 15, 2020 (or if such date is not a Business Day, then commencing at such time on the next day that is a Business Day) and ending at February 14, 2021, in whole but not in part, by the Holder with respect to the Shares then held by it in the manner described in Article III below.

      Section 2.3 Put Option Price. The price per Share payable by the Branch upon the exercise of the Put Option shall be equal to the liquidation preference thereof plus accumulated and unpaid dividends thereon (whether or not declared, and including any additional dividends payable pursuant to the last sentence of
Section 3(a) of the Certificate of Designation relating to the Preferred Stock) to the date of exercise of the Put Option (the "Put Option Price"); provided, however, that under no circumstances shall the Put Option Price include any amounts attributable to dividends accumulated and unpaid on the Shares in excess of the dividend rate set forth in Section 3(a) of the Certificate of Designation relating to the Preferred Stock (including without limitation any such excess dividends required to be paid pursuant to Section 3(i) of the Certificate of Designation relating to the Preferred Stock). Payment of the Put Option Price shall be made without withholding or deduction for or on account of any taxes, duties, assessments or governmental charges of whatever nature imposed, withheld, or assessed by or on behalf of the United States or any political subdivision or taxing authority thereof, or therein, unless such withholding or deduction is required by law or governmental policy having the effect of law.

      Section 2.4 Liquidation, etc. In the event of the voluntary or involuntary liquidation, dissolution or winding up (subject to the limitation in Section 7(c) of the Certificate of Designation relating to the Preferred Stock, a "Liquidation") of CSFBM at any time prior to the exercise of the Put Option hereunder as a result of which the Shares cease to be outstanding, a Holder of certificates representing what would otherwise constitute outstanding Shares shall be entitled nonetheless to exercise the Put Option granted hereunder in accordance with the terms hereof by surrendering such certificates in lieu of surrendering the outstanding Shares; provided, however, that in any such instance, the Put Option Price payable by the Branch shall be equal to (x) $25.00 per share, less any amounts per share received in such Liquidation in respect of the liquidation preference of such Shares (the "Remaining Liquidation Preference Amount"), plus (y) any accumulated and unpaid dividends on the Shares through the date of such Liquidation which were not otherwise provided for in such Liquidation, plus (z) an additional payment in an amount equal to what would have been accumulated and unpaid dividends from the date of such Liquidation through the Exercise Date (as defined below) on the Remaining Liquidation Preference Amount had such dividends accumulated on such Remaining Liquidation Preference Amount pursuant to the terms of the Certificate of Designation relating to the Preferred Stock.

                                   ARTICLE III
                             EXERCISE OF PUT OPTION
                             ----------------------

      Section 3.1 Exercise Mechanics. (a) In the event that the Holder elects to exercise its Put Option with respect to all but not a portion of the Shares then held by it, notice of such election to exercise the Put Option (an "Exercise Notice") shall be given by hand or by nationally recognized "overnight courier" for delivery at the earliest time offered by such overnight courier (which may not necessarily be the next day) or by facsimile (with original copies to be delivered by overnight courier) to the Branch at the address set forth in
Section 4.1 below at least 30 but not more than 60 days before the date fixed for the exercise of the Put Option (the "Exercise Date"). Each such Exercise Notice shall state: (i) the Exercise Date and (ii) the number of shares of Redeemable Preferred Stock held by the Holder with respect to which the Put Option is to be exercised. Each such Exercise Notice shall be effective upon delivery if given by hand, upon deposit with a nationally recognized overnight courier if given by such a courier, or upon telephone confirmation of receipt if delivered by fax. Upon giving any Exercise Notice pursuant to Articles II and III hereof, the Branch shall become obligated to purchase the shares of Redeemable Preferred Stock specified in such notice on the Exercise Date specified in such Exercise Notice at the Put Option Price.

      (b) Payments to be made by the Branch hereunder shall be made in Federal (same day) funds by official check or checks drawn to the order of the Holder or wire transfer to an account at a bank designated by the Holder and reasonably acceptable to the Branch.

      (c) As a condition precedent to the exercise of the Put Option by the Holder, the Holder shall be deemed to represent, warranty and covenant, and the Exercise Notice related to any such exercise shall include a representation, warranty and covenant of the Holder, that the Holder has good, valid and marketable title to all of the Shares covered by the relevant Exercise Notice and, upon transfer of the Shares to the Branch pursuant to the exercise of the Put Option and receipt of the Put Option Price therefor, the Holder will transfer to the Branch good, valid and marketable title to the relevant Shares, free and clear of all objections, liens, equitable interests, rights of first refusal, claims, charges, security interests or other encumbrances or restrictions of any nature whatsoever, including, without limitation, leases, mortgages, conditional sales contracts, or collateral security arrangements.

                                   ARTICLE IV
                            MISCELLANEOUS PROVISIONS
                            ------------------------

      Section 4.1 Notices. Except as otherwise provided in this Agreement, all communications and notices provided for in this Agreement shall be in writing and (i) if to the Branch mailed by first class mail or overnight courier to them at 11 Madison Ave., New York, NY 10010, Telefax - (212) 325-8227, Attention:
Treasurer, with a copy to Shearman & Sterling, 599 Lexington Avenue, New York, New York 10022, Telefax - (212) 848-7179, Attention: Stuart K. Fleischmann, Esq. or any other office that the Branch may hereafter designate by written notice to the Holder and (ii) if to the Holder, mailed by first class mail or overnight courier to the address of the Holder specified in the signature page hereto, or to such other address and for such attention as the Holder may from time to time designate to the Branch in writing.

      Section 4.2 Counterparts. This Agreement may be executed in one or more counterparts, but all such counterparts shall constitute but one and the same instrument.

      Section 4.3 Amendments. This Agreement may be amended with the prior written consent of the Branch and the Holder.

      Section 4.4 Law Governing. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.

      Section 4.5 Integration and Severability. This Agreement embodies the entire agreement and understanding between the Holder and the Branch with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to the subject matter hereof. In case any one or more of the provisions contained in this Agreement or in any instrument contemplated hereby, or any application thereof, shall be invalid, illegal or unenforceable in any respect, under the laws of any jurisdiction, the validity, legality and enforceability of the remaining provisions contained herein and therein, and any other application thereof, shall not in any way be affected or impaired thereby or under the laws of any other jurisdiction.

      Section 4.6 Headings. The headings of the articles, sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Agreement.

      Section 4.7 No Recourse Against Others; Limited Liability. No director, officer, employee or stockholder, as such, of the Branch or the Bank shall have any liability hereunder or for any claim based on, in respect or by reason of, such obligations or their creation. Holder, by execution of this Agreement, waives and releases all such persons for all such liabilities. In addition, the liabilities and obligations of the Branch and the Bank to the Holder with respect to the Shares shall be for all purposes limited to the obligations set forth herein and, by execution of this Agreement the Holder, acknowledges that the liabilities and obligations of the Branch and the Bank shall be so limited and forever waives, on its own behalf and on behalf of its successors and assigns, any claim to the contrary.

      Section 4.8 Binding Effect; Assignment; Third Party Beneficiaries. This Agreement shall be binding upon the parties and their respective successors, assigns, heirs, executors, administrators and other legal representatives and shall inure to the benefit of the parties and their respective successors, permitted assigns, heirs, executors, administrators and other legal representatives. Except as set forth in Sections 4.9 and 4.10 below, no party shall assign any of its rights or delegate any of its obligations under this Agreement (by operation of law or otherwise) without the prior written consent of the Company or the Holder, as applicable; provided, however, that the Holder shall be permitted to assign its rights and obligations hereunder to any transferee of its Shares to the extent that such transfer is in compliance with all of the terms of the Transfer Agreement and the Certificate of Designation relating to the Preferred Stock and such transferee assumes in a writing reasonably satisfactory to the Branch all of the obligations and duties of the Holder hereunder (and provided that thereafter all references to a "Holder" hereunder shall refer to such transferee). Any assignment of rights or delegation of duties under this Agreement by a party without the prior written consent of the other party or parties, if such consent is required hereby, shall be void.

      Section 4.9 Transferability of the Branch's Obligations. Notwithstanding anything else herein to the contrary, the Branch shall be entitled to transfer all of its rights and obligations hereunder to any other branch or other affiliate of the Bank (the "Affiliate") having, in the case of an affiliate other than another branch of the Bank, a long-term debt rating with Standard & Poor's Rating Group, Moody's Investors Service Inc., BankWatch or Fitch IBCA Limited (or any successor rating agencies) on the date of the transfer that is at least equal to that of the Bank immediately prior to such transfer, or if such Affiliate or the Bank shall not then have a long-term debt rating, then having a consolidated net worth after such transfer at least equal to 50% of the consolidated net worth of the Bank immediately prior to such transfer, provided the following conditions are met:

            (i) the Branch shall provide notice of such transfer to the Holder in accordance with Section 4.1 hereof at least five Business Days prior to the date of the transfer;

            (ii) the Affiliate shall have obtained all authorizations, consents and approvals necessary for or in connection with the assumption by it of the rights and obligations of the Branch under this Agreement; and

            (iii) the Affiliate shall assume and acquire all rights and obligations of the Branch under this Agreement and all references to the Branch shall thereafter refer solely to the Affiliate.

      Upon compliance with the terms of this Section 4.9, the Branch shall be released from all of its obligations hereunder and all references herein to the "Branch" shall thereafter be deemed to refer to the Affiliate (and in the case of a transfer to an Affiliate other than another branch of the Bank, all references herein to the "Bank" shall thereafter also be deemed to refer to such Affiliate), and, upon the request of the Holder, the Affiliate shall execute a put option agreement in substantially the same form as this Agreement which shall be substituted for this Agreement for all purposes.

      In the case of any transfer of all of the rights and obligations of the Branch to another branch of the Bank (together with any Substitute Branch (as defined below), a "Transferee Branch") pursuant to the terms of this Section 4.9, if at any time after such transfer (or any subsequent transfer to a Substitute Branch (as defined below) pursuant to the terms of this paragraph) there shall be enacted any laws, regulations, rulings or orders applicable to such Transferee Branch having the effect of preventing or limiting such Transferee Branch from fulfilling its obligations under this Agreement (as to an affected branch, a "Sovereign Event"), then the rights and obligations under this Agreement shall be deemed to be transferred to any such other branch (a "Substitute Branch") of the Bank (to be determined in the sole discretion of the
Bank) which is not then subject to a Sovereign Event. Upon the request of the Holder, the Substitute Branch shall execute a put option agreement in substantially the same form as this Agreement which shall be substituted for this Agreement for all purposes.

      Section 4.10 Merger, Sale, etc. Notwithstanding anything else herein to the contrary, the Bank may consolidate or merge with or into (whether or not the Bank is the surviving or resulting entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the properties or assets of the Bank in one or more related transactions, to another corporation, person or entity if (i) the Bank is the surviving corporation or the entity formed by or surviving any such consolidation or merger (if other than the Bank) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is an entity validly organized under the laws of its jurisdiction, and (ii) the obligations of the Branch hereunder (including in respect of the Put Option) shall (x) be converted into or exchanged for and shall become obligations of such successor, transferee or resulting entity, having in respect of such successor, transferee or resulting entity substantially similar terms, rights and obligations that the obligations hereunder had immediately prior to such transaction or (y) if the Bank is the surviving corporation in such transaction, remain in effect as to the Branch with substantially similar terms, rights and obligations as had been in effect immediately prior to such transaction.

      Section 4.11 Recapitalization, Exchanges, etc. Affecting the Preferred Stock. The provisions of this Agreement shall apply, mutatis mutandis, to the full extent set forth herein with respect to any and all shares of capital stock of CSFBM or any successor or assign of CSFBM (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the Shares, by combination, recapitalization, reclassification, merger, consolidation or otherwise. In the event of any change in the capitalization of CSFBM, as a result of any stock split, stock dividend or stock combination, the provisions of this Agreement shall be appropriately adjusted.

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                    CREDIT SUISSE FIRST BOSTON,
                                    NEW YORK BRANCH


                                    By:_______________________________________
                                       Name:  GRAHAM F. HUNT
                                       Title: DIRECTOR


                                    By:_______________________________________
                                       Name:   THOMAS G. MUDIO
                                       Title:  VICE PRESIDENT

                       PUT OPTION AGREEMENT SIGNATURE PAGE
                       -----------------------------------

HOLDER:  CHASE EQUITY ASSOCIATES, LLC  (formerly Chase Equity Associates, L.P.)

By CHASE CAPITAL PARTNERS, as Manager


By: /s/ Jeffrey Walker
  ---------------------------
   Name:  Jeffrey Walker
   Title: General Partner

Address: 380 Madison Avenue
         12th Floor
         New York, NY 10017

Number of Preferred Shares: 15,040

                                                                       EXHIBIT 8

                                 TERMINATION OF
                 AMENDED AND RESTATED STOCKHOLDERS AGREEMENT AND
                           PROXY AND VOTING AGREEMENT

         This TERMINATION OF AMENDED AND RESTATED STOCKHOLDERS AGREEMENT AND PROXY AND VOTING AGREEMENT (the "Termination"), dated as of December 20, 1999, by and among Apollo Management, L.P., a Delaware limited partnership ("Apollo Management" and together with its affiliates and managed investment funds, "Apollo"), Mariner Post-Acute Network, Inc., a Delaware corporation (the "Company") and the stockholders (including Apollo) listed on the signature pages attached hereto (the "Stockholders").

                              W I T N E S S E T H:

         WHEREAS, the parties hereto are all of the parties to that certain Stockholders Agreement, dated as of November 4, 1997, amended as of April 13, 1998 and amended and restated as of November 25, 1998 (the "Stockholders Agreement") pursuant to which the parties provided for certain rights and obligations in respect of the Shares (defined in the Stockholders Agreement);

         WHEREAS, in addition to the Stockholders Agreement, the Stockholders provided for certain voting rights and obligations in respect to Shares pursuant to that certain Proxy and Voting Agreement, dated as November 4, 1997 (the "Proxy Agreement"), by and among Apollo Management and the Other Stockholders (defined in the Stockholders Agreement);

         WHEREAS, each Stockholder party hereto owns the number of shares of common stock, par value $.01 per share ("Common Stock") set forth under its name on the signature pages attached hereto, and the Stockholders party hereto collectively beneficially own all of the shares of Common Stock currently subject to the Stockholders Agreement and the Proxy Agreement;

         WHEREAS, in connection with the sale of the shares of Common Stock owned by Apollo to Credit Suisse First Boston Management Corporation ("CSFBMC") pursuant to a Transfer Agreement between CSFBMC and Apollo (the "Sale Transaction"), Apollo, the Stockholders and the Company have agreed to enter into this Termination to become effective (the "Effective Time") (i) with respect to the Stockholders Agreement immediately upon its execution by Apollo, the Company and Stockholders holding the requisite number of shares, and (ii) with respect to the shares of Common Stock owned by each Other Stockholder subject to the Proxy Agreement, immediately upon its execution by Apollo Management and such Other Stockholder; and

         NOW, THEREFORE, the parties hereto agree as follows:

         1. REPRESENTATION AND WARRANTIES. Each party hereto represents and warrants to the other party as follows:

         (a) AUTHORITY RELATIVE TO THIS TERMINATION. Each party hereto has the requisite


                                        1

power and authority to execute and deliver this Termination and to consummate the transactions contemplated hereby. The execution and delivery of this Termination and the consummation of the transactions contemplated hereby have been duly and validly authorized by such party and no other proceedings on the part of such party are necessary to authorize this Termination or to consummate the transactions so contemplated. This Termination has been duly and validly executed and delivered by such party, and assuming that this Termination has been duly and validly authorized, executed and delivered by the other parties hereto, this Termination constitutes a valid and binding obligation of such party, enforceable against such party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency and similar laws affecting creditor's rights generally and to general principles of equity (whether considered in a proceeding in equity or at law).

                  (b) NO CONFLICTS. Neither the execution and delivery of this Termination nor the consummation of the transactions contemplated hereby will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which such party is a party or by which such party is bound. Other than the Stockholders Agreement and the Proxy Agreement there are no other agreements or understandings with respect to the voting of the Shares.

         2. TERMINATION OF RIGHTS AND OBLIGATIONS. As of the applicable Effective Time, the rights and obligations of (i) Apollo, the Company and the Stockholders under the Stockholders Agreement and (ii) Apollo Management and each of the Other Stockholders under the Proxy Agreement (including, without limitation, the irrevocable proxy granted by each of the Other Stockholders to Apollo Management), shall be deemed to be terminated and of no further effect with respect to any shares of Common Stock beneficially owned by any of Apollo, the Stockholders, or the Other Stockholders, as the case may be. Notwithstanding anything herein to the contrary, this Section 2 shall not terminate or interfere with any Other Stockholder's right to exercise its "tag-along rights" pursuant to Section 6.2 of the Stockholders Agreement with respect to the Sale Transaction.

         3. GOVERNING LAW. This Termination shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware (without giving effect to the provisions thereof relating to conflicts of law).

         4. COUNTERPARTS. This Termination may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         5. DESCRIPTIVE HEADINGS. The headings herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Termination.


                                        2

         IN WITNESS WHEREOF, the parties hereto have executed this Termination as of the date first above written.

                                     MARINER POST-ACUTE
                                              NETWORK, INC.



                                     By:  /s/ Francis W. Cash
                                          ----------------------------------
                                          Name:    Francis W. Cash
                                          Title:
                                     Date: January 5, 2000


                                     APOLLO MANAGEMENT, L.P.,
                                              on behalf of one or more managed
                                              investment funds

                                     By:      AIF III Management, Inc.
                                              Its General Partner


                                     By: /s/ Michael D. Weiner
                                         ------------------------------------
                                         Name:    Michael D. Weiner
                                         Title:   Vice President
                                     Date: December 20, 1999


                                     APOLLO INVESTMENT FUND III, L.P.

                                     By:      Apollo Advisors II, L.P.
                                              Its General Partner

                                     By:      Apollo Capital Management II, Inc.
                                              Its General Partner


                                     By: /s/ Michael D. Weiner
                                         ------------------------------------
                                         Name:    Michael D. Weiner
                                         Title:   Vice President

                                     13,100,370 Shares of Common Stock
                                     Date: December 20, 1999


                                        3

                                     APOLLO UK PARTNERS III, L.P.

                                     By:      Apollo Advisors II, L.P.
                                              Its General Partner

                                     By:      Apollo Capital Management II, Inc.
                                              Its General Partner


                                     By: /s/ Michael D. Weiner
                                         ------------------------------------
                                         Name:    Michael D. Weiner
                                         Title:   Vice President

                                     484,188 Shares of Common Stock
                                     Date:  December 20, 1999

                                     APOLLO OVERSEAS PARTNERS III, L.P.

                                     By:      Apollo Advisors II, L.P.
                                              Its General Partner

                                     By:      Apollo Capital Management II, Inc.
                                              Its General Partner


                                     By: /s/ Michael D. Weiner
                                         ------------------------------------
                                         Name:    Michael D. Weiner
                                         Title:   Vice President

                                     783,033 Shares of Common Stock
                                     Date:  December 20, 1999

                                     CHASE EQUITY ASSOCIATES, L.P.

                                     By:      Chase Capital Partners
                                              Its General Partner

                                     By: /s/ Christopher C. Behrens
                                         -------------------------------------
                                              Partner

                                     2,592,594 Shares of Common Stock
                                     Date:  December 30, 1999


                                        5

                                     DRAX HOLDINGS L.P.

                                     By:      Inman Corporation
                                              Its General Partner

                                     By: /s/ Linda Hamilton

                                         ------------------------------------
                                         Name:   Linda Hamilton
                                         Title:  Executive Vice President

                                     75,000 Shares of Common Stock
                                     Date:  December 30, 1999

                                        6

                                     WALNUT GROWTH PARTNERS LIMITED
                                     PARTNERSHIP

                                     By:      Walnut GP, L.L.C.
                                              Its General Partner

                                     By:      Walnut Funds, Inc.


                                     By:   /s/ Joel Kanter

                                           ---------------------------------
                                           Name:  Joel Kanter
                                           Title: President

                                     74,073 Shares of Common Stock
                                     Date:  December 28, 1999


                                        7

                                    PATRICIAN CORPORATION
                                    (as successor to Healthcare Equity Partners,
                                    L.P., Healthcare Equity QP Partners, L.P.,
                                    Key Capital Corporation, and Key Equity

                                    Partners 97)

                                    By: /s/ John Power
                                        -----------------------------------
                                        Its:  President

                                    1,111,113 Shares of Common Stock
                                    Date:  January 5, 2000


                                        8